13010546

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED MAR 01 2013 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALDÉS & MORENO, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 N. Revere Drive, Suite 110
(No. and Street)

Kansas City (City) Missouri (State) 64151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom 816-221-6700
(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale, CPA's, P.C.
(Name - *if individual, state last, first, middle name*)

6310 Lamar Ave., Suite 110 (Address) Overland Park (City) Kansas (State) 66202 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marco R. Listrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valdés & Moreno, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

LINDA K. JONES
Notary Public
State of Kansas
My Commission Expires 9-18-15

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALDÉS & MORENO, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2012

H&H
HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

Member of the American Institute of
Certified Public Accountants

VALDÉS & MORENO, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2012

CONTENTS

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Shareholders of
Valdés & Moreno, Inc.

We have audited the accompanying statement of financial condition of **Valdés & Moreno, Inc.** as of December 31, 2012 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Valdés & Moreno, Inc.** as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale
Higdon & Hale
Certified Public Accountants
February 25, 2013

EXHIBIT A

VALDÈS & MORENO, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	104,407
Receivable from clearing broker		37,391
Trading account with clearing broker		161,758
Deposit with clearing broker		100,000
Total current assets		403,556
DEPRECIABLE ASSETS		
Office equipment		14,606
Accumulated depreciation		(7,366)
Net depreciable assets		7,240
TOTAL ASSETS	$	410,796

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable - Trade	$	22,126
Margin account with clearing broker		161,758
Accrued payroll		13,568
Accrued payroll taxes and benefits		6,623
Other accrued expenses		3,633
Accrued income taxes		8,801
Total current liabilities		216,509
STOCKHOLDERS' EQUITY		
Capital stock		209,000
Retained earnings		(14,713)
Total stockholders' equity		194,287
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	410,796

The accompanying notes are an integral part of these financial statements

EXHIBIT B

VALDÈS & MORENO, INC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES		
Commissions		$ 46,806
Trading gains		148,870
Underwriting		287,575
Financial advisory fees		6,000
Placement agent fees		14,000
Realized gain (loss) on investment securities		-
Miscellaneous		15,358
Total revenues		518,609
DIRECT COSTS OF REVENUES		
Clearing expenses	$ 12,047	
Other charges	11,364	23,411
GROSS MARGIN		495,198
EXPENSES		
Employee compensation and benefits		268,550
Independent contractor compensation		13,020
Office expense		46,897
Quotation		44,521
Travel and entertainment		33,243
Advertising and promotion		8,295
Regulatory fees and expense		12,383
Interest		9,634
Depreciation		2,153
Miscellaneous		14,718
Total expenses		453,414
INCOME BEFORE INCOME TAXES		41,784
PROVISION FOR INCOME TAXES		8,801
NET INCOME		$ 32,983

The accompanying notes are an integral part of these financial statements

VALDÈS & MORENO, INC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock Class A & B	Preferred Stock	Retained Earnings
BALANCE, BEGINNING OF YEAR	$ 2,000	$ 207,000	$ (11,726)
Additions	-	-	-
Stock redemption	-	-	
Dividends	-	-	(35,970)
COMPREHENSIVE INCOME			
Net income (loss)	-	-	32,983
OTHER COMPREHENSIVE INCOME			
Unrealized gain (loss) on investments	-	-	-
BALANCE, END OF YEAR	$ 2,000	$ 207,000	$ (14,713)

The accompanying notes are an integral part of these financial statements

EXHIBIT D

VALDÈS & MORENO, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	32,983
Depreciation		2,153
Realized (gains) losses		-
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivable and deposits from clearing broker		(20,758)
(Increase) decrease in trading account with clearing broker		20,047
Increase (decrease) in accounts payable - Trade		18,526
Increase (decrease) margin account with clearing broker		(20,047)
Increase (decrease) in accrued income taxes		7,234
Increase (decrease) in dividends payable		-
Increase (decrease) in accrued liabilities		2,691
Net cash provided by operating activities		42,829
CASH USED BY INVESTING ACTIVITIES:		
Acquisition of depreciable property		(4,572)
CASH PROVIDED (USED) IN FINANCING ACTIVITIES:		
Dividends		(35,970)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,287
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		102,120
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	104,407

The accompanying notes are an integral part of these financial statements

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. Nature of the Business

The Company was incorporated on July 13, 1994 and started business on May 2, 1995. The Company operates as a fully disclosed broker/dealer based in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

B. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2012 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. Statement of Cash Flows

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2012, the Company did not have any cash equivalents.

Cash Paid - Interest and Taxes - The amount of cash paid for interest and taxes for the year ended December 31, 2012 are as follows:

Interest	$	9,426
Income taxes	$	695

D. Depreciable Assets

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2012 was $2,153.

E. Comprehensive Income Reporting

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income," which requires comprehensive income and its components to be reported when a company has items of other comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholders' equity rather than in net income).

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2012, the Company had aggregate indebtedness of $54,751 and net capital of $177,592 which resulted in a ratio of .3083 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2012, based on its minimum requirement, the Company had excess net capital of $77,592.

NOTE 3 RELATED PARTIES

The controlling shareholder of the Company also owns 40% of the voting stock of Valdés Capital Management, Inc., an investment advisory firm. Valdés Capital Management, Inc. provides investment advice to the Company that is used by the Company in formulating investment recommendations for its customers. The Company did not pay Valdés Capital Management, Inc. any advisory fees in 2012.

In addition, the controlling shareholder of the Company owns 100% of the common stock of another broker–dealer, The Bond House, Inc. Total revenues for 2012 were $4,481 and total assets were $11,802 and net equity was $11,495 at December 31, 2012

NOTE 4 CAPITAL STOCK

The Company is capitalized with the following issues of stock:

Common stock, class A; $1 par value,
1,000 shares issued and outstanding

Common stock, class B; $.01 par value,
100,000 shares issued and outstanding

Preferred stock; $100 par value,
2,070 shares issued and outstanding

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 5 TRADING ACCOUNT

A trading account is maintained by the Company with its clearing broker to invest in securities on a short term basis. Income from this activity, for the year ended, is reflected in the statement of income under trading gains. The securities at December 31, 2012, are recorded at cost in the amount of $161,758.

NOTE 6 INCOME TAXES

The Company follows the provisions of FASB Accounting Standards with regard to unrecognized tax positions. Since the Company has not taken any tax positions for which the deductibility is uncertain, they have not provided for any increase in tax liability as of December 31, 2012. Tax years 2009, 2010 and 2011 are still open and subject to examination by the respective tax jurisdictions.

There were no significant timing differences between book and tax income and accordingly there is no provision for deferred income taxes required.

NOTE 7 LEASE COMMITMENTS

The Company leased office space at its downtown location on a month-to-month basis at the rate of $720 per month through June 30, 2012.

In July, the Company executed a lease on a new office space for a ten-year period at the following annual rates:

Year 1	$ 22,200
Year 2	$ 23,400
Year 3	$ 24,600
Years 4-5	$ 27,036
Years 6-10	$ 28,260

Lease expense for 2012 was $28,915.

NOTE 8 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2013, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Valdès & Moreno, Inc

as of: December 31, 2012

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	194,287	3480
2.	Deduct Ownership equity not allowable for Net Capital				-	3490
3.	Total ownership equity qualified for Net Capital				194,287	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities			$	194,287	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 7,240	3540			
	B. Secured demand note delinquency		3590			
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610		7,240	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions			$	187,047	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
	A. contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities	9,455	3735			
	2. Debt securities	-	3733			
	3. Options		3730			
	4. Other securities	-	3734			
	D. Undue Concentration	-	3650			
	E. Other (List)	-	3736		9,455	3740
10.	Net Capital			$	177,592	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing, as amended..

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER — **as of December 31, 2012**
Valdès & Moreno, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 18)			$	3,650	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	100,000	3760
14. Excess net capital (line 10 less 13)			$	77,592	3770
15. Net capital less greater of 10% of line19 or 120% of line 12			▾22 $	57,592	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	54,751	3790
17. Add:					
A. Drafts for immediate credit	▾21 $ -	3800			
B. Market value of securities borrowed for which no equivalent value is paid credited	$	3810			
C. Other unrecorded amounts (List)	$	3820		-	3830
19. Total aggregate indebtedness			$	54,751	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	3.0830	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)			%	-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	▾23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

VALDÉS & MORENO, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year which it covers.

See independent auditor's report.

SCHEDULE III

VALDÉS & MORENO, INC.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year which it covers.

See independent auditor's report.

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Shareholders of
Valdés & Moreno, Inc.

In planning and performing our audit of the financial statements of **Valdés & Moreno, Inc.** for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do on express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale

Higdon & Hale
Certified Public Accountants
February 25, 2013

VALDÉS & MORENO, INC.
INDEPENDENT AUDITOR'S REPORT ON
AGREED-UPON PROCEDURES ON SIPC FORM 7-T

FOR THE PERIOD OF JANUARY 1, 2012 – DECEMBER 31, 2012

H&H
HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

Member of the American Institute of
Certified Public Accountants

VALDÉS & MORENO, INC.
INDEPENDENT AUDITOR'S REPORT ON
AGREED-UPON PROCEDURES ON SIPC FORM 7-T

FOR THE PERIOD OF JANUARY 1, 2012 – DECEMBER 31, 2012

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.I.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
and Shareholders of
Valdés & Moreno, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Valdés & Moreno, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating Valdés & Moreno, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Valdés & Moreno, Inc.'s management is responsible for the Valdés & Moreno, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and cancelled checks maintained in the Company's accounting records, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7T for the period from January 1, 2012 to December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. There was no overpayment to be applied to the current assessment with the Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale
Certified Public Accountants
February 25, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047810 FINRA DEC
VALDES & MORENO INC 17*17
6300 N REVERE DR STE 110
KANSAS CITY MO 64151-3916

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marco Listrom
(816) 221-6700

2. A. General Assessment (item 2e from page 2) $ 1,200

B. Less payment made with SIPC-6 filed (exclude interest) (728)

8/15/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 472

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 472

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 472

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Valdes & Moreno, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23rd day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 515,696
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	21
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	21
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	22,898
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	6,146
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 9,655	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 7	
Enter the greater of line (i) or (ii)	9,655
Total deductions	38,699
2d. SIPC Net Operating Revenues	$ 476,931
2e. General Assessment @ .0025	$ 1,200 (to page 1, line 2.A.)